EXHIBIT 8.1

List of subsidiaries of Grupo Supervielle S.A.

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business

Banco Supervielle S.A.	Argentina	Supervielle

Cordial Compañía Financiera S.A.	Argentina	Walmart Servicios Financieros Servicios Financieros Hipertehuelche Pesos Ya

Tarjeta Automática S.A.	Argentina	Carta Automática Pesos Ya

Supervielle Seguros S.A.	Argentina	Supervielle Seguros

Supervielle Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentina	Supervielle Asset Management

Espacio Cordial de Servicios S.A.	Argentina	Cordial

Micro Lending S.A.U.	Argentina	MILA

InvertirOnline S.A.U.	Argentina	InvertirOnline

InvertirOnline.com Argentina S.A.U.	Argentina	InvertirOnline

Supervielle Productores Asesores de Seguros S.A.	Argentina	N/A

Bolsillo Digital S.A.U.	Argentina	N/A

Futuros del Sur S.A. (in process to change its name to Supervielle Agente de Negociacion S.A.U.)	Argentina	N/A

Sofital S.A.F. e I.I.	Argentina	N/A